John W. Robertson

T: +1 206 452 8763

jrobertson@cooley.com

October 17, 2013

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

RE:	zulily, inc.
Registration Statement on Form S-1
Filed October 8, 2013
File No. 333-191617
Confidentially Submitted August 8, 2013 and September 25, 2013
CIK No. 0001478484

Dear Ms. Ransom:

On behalf of zulily, inc. (“zulily” or the “Company”), we are submitting this letter and the following information in response to a letter, dated October 7, 2013, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1, submitted on September 25, 2013. On October 8, 2013, the Company filed the Registration Statement on Form S-1 referenced above (the “Registration Statement”). We are also electronically transmitting for filing Amendment No. 1 to the Registration Statement (the “Amendment”). We are also sending the Staff a hard copy of this letter and the Amendment, including a version of the Amendment that is marked to show changes to the Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amendment. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amendment.

Principal and Selling Stockholders, page 110

1.	Please update the date for which the information in the table is presented to the most recent practicable date. Refer to Item 403 of Regulation S-K.

In response to the Staff’s comment, the Company has updated the disclosure on pages 110-112 of the Amendment as of September 29, 2013. The Company acknowledges the Staff’s comment and confirms that it will continue to update the Registration Statement with the required information throughout the review process.

U.S. Securities and Exchange Commission

October 17, 2013

Page Two

Undertakings, page II-4

2.	We note your response to comment 35 in our letter dated September 6, 2013. Rule 430A only applies to very specific omissions like the public offering price, delivery dates and underwriting discounts that can be added by supplement later. If you supplement with other non-material information not specifically set forth in Rule 430A, you are required to use Rule 430C. Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. Also see C&DI Question 229.01 (Securities Act Rules).

In response to the Staff’s comment, the Company has updated the undertakings on page II-5 of the Amendment to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

3.	Notwithstanding the fact that your offering is not a delayed or continuous one, you are still required to provide the undertakings located at Item 512(a)(6) of Regulation S-K because this offering constitutes an initial distribution of securities. Please revise.

In response to the Staff’s comment, the Company has updated the undertakings on page II-5 of the Amendment to include the undertakings located at Item 512(a)(6) of Regulation S-K.

Please contact me at (206) 452-8763, Eric Jensen of Cooley LLP at (650) 843-5049 or Michael Tenta of Cooley LLP at (650) 843-5636 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ John W. Robertson

John W. Robertson
Cooley LLP

cc:	Darrel Cavens, zulily, inc.
Marc Stolzman, zulily, inc.
Deirdre Runnette, zulily, inc.
Eric Jensen, Cooley LLP
Michael Tenta, Cooley LLP
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.
Lynnette Frank, Deloitte & Touche LLP